



# Sami Halabi · 2nd

Digital Marketer | Sales Enabler | Founder of 1st "learn languages through music" app

Austin, Texas · 500+ connections · **Contact info**

 **Univoice Corp**

 **The University of Te...
Austin**

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## People you may know                                    **See all**

|  | |
|---|---|
| **Brandon Guarascio** | **Marcus McMorris** |
| Business Development Fellow at SV... | Account Executive at OpenSpace |
| ⬭ 135 mutual connections | ⬭ 41 mutual connections |
| **Connect** | **Connect** |

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## Experience



**Founder / CEO**
Univoice Corp
Jul 2018 – Present · 2 yrs 1 mo
Austin, Texas Area

Raise your hand if you've been formally instructed in a foreign language!

Now, keep it up if you can carry a conversation with a native speaker of that language...

The ineffective and disengaging nature of present-day language classes and e-learning platforms is the precise reason why I created Univoice - the 1st mobile app that teaches languages solely through music 🎶



## Oracle
4 yrs 6 mos



### Digital Marketing Manager
Feb 2017 – Present · 3 yrs 6 mos

• Co-created and executed SMB NA Digital Marketing plan tailored to persona and buyer journey
• Contributed to 72% increase in year-over-year pipeline generated by SMB NA Marketing
• Equipped managers with key data and marketing insights to drive 135% org-wide a ...see mor



### Human Capital Management Applications Consultant
Feb 2016 – Feb 2017 · 1 yr 1 mo
Austin, Texas Area

• Generated $5,575,000 of pipeline revenue against a quota of $1,623,794
• Overachieved quota each fiscal quarter: Q4FY16: 320%; Q1FY17: 132%; Q2FY17: 250%; Q3FY17: 228%
• Performed consistently at the top of my 12-person team for 1 year      ...see mor



### National Quality Control Board Chair
AIESEC United States
Aug 2015 – Jan 2016 · 6 mos

• Serve on 14-person national executive team of 1200 U.S. members as the final interpreter responsible of organizational policies
• Arbitrate international exchange quality cases, successfully closing 2 of 6 open cases in a month and a half's time      ...see mor



### Team Leader of Outgoing Operations
AIESEC Austin
Jan 2014 – Dec 2015 · 2 yrs

• Recruited and facilitated exchange process for 15 customers, ensuring high quality experiences
• Recognized as most productive team member for 4 consecutive semesters, mana... ...see mor



### Educator
AIESEC Deutschland
Jun 2015 – Aug 2015 · 3 mos
Bayreuth Area, Germany

• Educated children of ages in 8-18 in the German language on cultural understanding and human rights
• Collaborated with a team of 5 other individuals from varying cultural backgrounds in creating uniform curriculum, translating the teams' presentations into the German language  ...see mor

**Show 3 more experiences** ⌄

## Education



### The University of Texas at Austin
Bachelor of Arts (B.A.), International Relations and Global Studies
Activities and Societies: AIESEC Austin, Gamma Beta Phi Honors Society, University Leadership Network, International Affairs Society, Phi Kappa Phi Honors Society

GPA: 3.98

## Volunteer Experience



### Volunteer
Capital Area Food Bank of Texas
Feb 2013 – Mar 2013 · 2 mos
Health

• Sorted and inspected food items donated to local shelters



